UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Verint Systems Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92343X100

(CUSIP Number)

Jason Wright

Valor Parent LP,

c/o Apax Partners, L.P.

601 Lexington Avenue, 53rd Floor

New York, NY 10022

(212) 753-6300

Copies to

Leo M. Greenberg, P.C.

Joshua N. Korff, P.C.

Ross M. Leff, P.C.

Abhishek Kolay

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valor Parent LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

**

Based on 64,525,660 shares of common stock outstanding as of April 27, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on May 8, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valor GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

**

Based on 64,525,660 shares of common stock outstanding as of April 27, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on May 8, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020. See Item 3 of this Schedule 13D for further information.

.

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Valor Topco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

**

Based on 64,525,660 shares of common stock outstanding as of April 27, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on May 8, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apax X GP Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

**

Based on 64,525,660 shares of common stock outstanding as of April 27, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on May 8, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020. See Item 3 of this Schedule 13D for further information.

CUSIP No. 92343X100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Apax Guernsey (Holdco) PCC Limited Apax X Cell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,738,317*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,738,317*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,738,317*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020, assuming a conversion price of $53.50. See Item 5 of this Schedule 13D for further information.

**

Based on 64,525,660 shares of common stock outstanding as of April 27, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on May 8, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020. See Item 3 of this Schedule 13D for further information.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Verint Systems Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1175 Broadhollow Road, Melville, New York 1174.

Item 2.	Identity and Background

(a), (b), (c), (f)

This Schedule 13D is filed jointly by the following entities, all of whom are together referred to herein as the “Reporting Persons”. The principal business of each of the Reporting Persons is to make and manage investments in various business organizations. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons is attached as Exhibit 2 to this Schedule 13D.

Investor

c/o Apax Partners, L.P.

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Valor GP LLC

c/o Apax Partners, L.P.

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Valor Topco Limited

P.O. Box 656, East Wing, Trafalgar Court

Les Banques, St. Peter Port, Guernsey GY1 3PP

Place of Organization: Guernsey

Apax X GP Co. Limited

Third Floor, Royal Bank Place, 1 Glategny Esplanade,

St. Peter Port, Guernsey, GY1 2HJ

Place of Organization: Guernsey

Apax Guernsey (Holdco) PCC Limited Apax X Cell

Third Floor, Royal Bank Place, 1 Glategny Esplanade,

St. Peter Port, Guernsey, GY1 2HJ

Place of Organization: Guernsey

The Investor is a Delaware limited partnership.

Valor GP LLC is the general partner of the Investor and 100% of the equity interests in Valor GP LLC is held by Valor Topco Limited.

Apax X GP Co. Limited, in its capacity as investment manager of the Apax funds, holds 100% of the shares of Valor Topco Limited.

Apax Guernsey (Holdco) PCC Limited Apax X Cell is the sole parent of Apax X GP Co. Limited.

(d), (e)

During the last five years, none of the Reporting Persons nor, to their knowledge, any of the individuals listed in Exhibit 2 to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On May 7, 2020, Valor Parent LP, a Delaware limited partnership (the “Investor”) acquired 200,000 shares of the Issuer’s Series A Convertible Perpetual Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”) in connection with the first closing pursuant to that certain Investment Agreement dated December 4, 2019 by and between the Investor and the Issuer (the “Investment Agreement”). The Series A Preferred Stock is convertible into shares of common stock, par value $0.001 per share of the Issuer at an initial conversion price of $53.50.

The Investor received an Equity Commitment Letter (the “Commitment Letter”) from Apax X USD L.P. and Apax X EUR L.P. pursuant to which they agreed to directly or indirectly through one or more affiliated entities (together, the “Apax Funds”) purchase equity securities of Investor in an aggregate amount of up to $405 million in cash, solely for the purpose of enabling Investor to meet its obligations under the Investment Agreement. The total amount of funds used by Investor to purchase the shares of Series A Preferred Stock as described in this Schedule 13D was USD $200 million, which was obtained from capital contributions of limited partners of certain funds advised by Apax Partners LLP.

Item 4.	Purpose of Transaction

On December 4, 2019, the Issuer entered into the Investment Agreement with the Investor, whereby, subject to certain closing conditions, the Investor has agreed to purchase in a private placement an aggregate of up to $400,000,000 of new preferred stock of the Issuer as follows:

•	A total of 200,000 shares of the Series A Preferred Stock was purchased on May 7, 2020 at a purchase price of $1,000 per share.

•

Up to 200,000 shares of the Issuer’s Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”) would be purchased at a purchase price of $1,000 per share (the “Series B Private Placement”). The closing of the Series B Private Placement is contingent upon completion of a pro-rata distribution of common stock of a new entity that will hold the Cyber Intelligence Solutions business of the Issuer to its shareholders (the “Spin-Off”), the respective enterprise values of the Issuer’s Customer Engagement Solutions business and Cyber Intelligence Solutions business at the time of the Spin-Off being above a specified floor as set forth in the Investment Agreement as well as satisfaction or waiver of certain customary closing conditions.

In accordance with the terms of the Investment Agreement, the Issuer has appointed Mr. Jason Wright to the board of directors of the Issuer effective as of May 7, 2020.

The description of the Investment Agreement in Item 3 and this Item 4 is not intended to be complete and is qualified in its entirety by the agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Each of the Reporting Persons acquired the shares of Series A Preferred Stock for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, management, directors and shareholders (including Reporting Persons) of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, governance matters and such other matters as the Reporting Persons may deem relevant to their investment in the Series A Preferred Stock and any Common Stock they then own, and with a view to maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to any shares of the Series A Preferred Stock or Common Stock they then hold and through the exercise of their rights under the Investment Agreement.

Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s business and prospects, and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and the terms of the Investment Agreement, lend funds, invest in debt or similar investments issued by the Issuer, acquire additional shares of Common Stock, preferred stock of the Issuer (including Series B Preferred Stock) or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Series A Preferred Stock, Common Stock or such other securities or investments it owns or may subsequently acquire (including the Series B Preferred Stock) depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, the Issuer’s business and prospects, and prevailing market conditions, as well as liquidity and diversification objectives. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions (including investment or strategic transactions) with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a), (b)

(i)

Investor beneficially owns 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on 64,525,660 shares of common stock outstanding as of April 27, 2020 (as disclosed in the Form DEF 14A filed by the Issuer on May 8, 2020) plus the 3,738,317 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer issued to Valor Parent LP on May 7, 2020 (the “Calculation Method”)).

(ii)

Valor GP LLC is the general partner of the Investor, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(iii)

Valor Topco Limited holds 100% of the units of Valor GP LLC, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(iv)

Apax X GP Co. Limited, in its capacity as investment manager of the Apax X funds, holds 100% of the shares of Valor Topco Limited, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(v)

Apax Guernsey (Holdco) PCC Limited Apax X Cell is the sole parent of Apax X GP Co. Limited, and as result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 3,738,317 shares of Common Stock, which represents 5.48% of the outstanding Common Stock (calculated based on the Calculation Method).

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Exhibit 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Each of the rights, preferences and privileges of the Series A Preferred Stock and Series B Preferred Stock (together “Preferred Stock”) are set forth in separate certificates of designation filed or to be filed with the Secretary of State of the State of Delaware on the applicable closing date, forms of which were attached as Exhibit A and Exhibit B, respectively, to the Investment Agreement (the “Certificates of Designation”). On May 7, 2020 the Issuer filed with the Delaware Secretary of State, the Certificate of Designation for the Series A Preferred Stock. As of the date hereof, the Series B Preferred Stock has not been issued and no Certificate of Designation with respect to Series B Preferred Stock has been filed.

The Preferred Stock will rank senior to the shares of Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Preferred Stock will have a liquidation preference of $1,000 per share. Holders of Preferred Stock will be entitled to a cumulative dividend at a rate of 5.20% per annum until the 48-month anniversary of May 7, 2020 and thereafter at a rate of 4.00% per annum, subject in each case to adjustment under certain circumstances. Dividends on the Preferred Stock will be cumulative and payable semi-annually in arrears in cash, as set forth in the applicable Certificate of Designation. All dividends that are not paid in cash will remain accumulated dividends with respect to each share of Preferred Stock. The applicable dividend rate is subject to increase (1) to 6.00% per annum in the event the number of shares of Common Stock into which the Preferred Stock could be converted exceeds 19.9% of the voting power of outstanding Common Stock on May 7, 2020 (unless the Issuer obtains shareholder approval of the issuance of Common Stock upon conversion of the Preferred Stock) and (2) by 1.00% each year, up to a maximum dividend rate of 10.00% per annum, in the event the Issuer fails to satisfy its obligations to redeem the Preferred Stock in specified circumstances.

The Series A Preferred Stock will be convertible into Common Stock at the election of the holder at any time at an initial conversion price of $53.50. Assuming completion of the Spin-Off, the Series A Preferred Stock will not participate in the Spin-Off distribution of the shares of the company holding the Issuer’s cyber intelligence business, and instead, the conversion price will be adjusted based on the ratio of the trading prices of the two companies over a short period following the Spin-Off, subject to a collar. The Series B Preferred Stock (when and if issued) will be convertible into Common Stock at the election of the holder at any time at a conversion price that is 100% of the average of the VWAP of the Common Stock for the 20 consecutive trading days immediately following the consummation of the Spin-Off (in each case subject to adjustment pursuant to the applicable Certificate of Designation), subject to a collar on the minimum and maximum enterprise value of the Issuer post consummation of the Spin-Off. At any time after 36 months following the closing of the issuance of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (the “Applicable Closing Date”), the Issuer will have the option to require that all (but not less than all) of the then-outstanding shares of Preferred Stock of the series convert into Common Stock if the VWAP of the Common Stock for at least 30 trading days in any 45 consecutive trading day period (including the last five consecutive trading days in such period) exceeds 175% of the then-applicable conversion price of such series (a “Mandatory Conversion”).

The Issuer may redeem any or all of the Preferred Stock of a series for cash at any time after the 72-month anniversary of the Applicable Closing Date at a redemption price equal to 100% of the liquidation preference of the shares of such series, plus any accrued and unpaid dividends to, but excluding, the redemption date, plus the make-whole amount designed to allow the Investor to earn a total 8.00% internal rate of return on such shares. At any time after the 102-month anniversary of the Applicable Closing Date, the holders of the applicable series of Preferred Stock shall have the right to cause the Issuer to redeem all of the outstanding shares of Preferred Stock of such series for cash at a redemption price equal to 100% of the liquidation preference of the shares of such series, plus any accrued and unpaid dividends to, but excluding, the redemption date. Upon the occurrence of a Change of Control Triggering Event (as defined in the Certificates of Designation), the Issuer is also required to redeem all of the outstanding shares of Preferred Stock for cash at a redemption price equal to 100% of the liquidation preference of the shares of such series, plus any accrued and unpaid dividends to, but excluding, the redemption date.

Voting Rights

The Certificates of Designation provide that holders of the Preferred Stock shall have the right to vote on matters submitted to a vote of the holders of Common Stock on an as-converted basis unless required by applicable law, but in no event will the holders of Preferred Stock have the right to vote shares of Preferred Stock on as-converted basis in excess of 19.9% of the voting power of the Common Stock outstanding immediately prior to the date of the Investment Agreement.

Restrictions on Transfer

The Investor has agreed to restrictions on its ability to dispose of shares of the Preferred Stock until the earlier to occur of (1) the 36-month anniversary of May 7, 2020 or (2) the 24-month anniversary of the consummation of the Spin-Off (the “Preferred Stock Restricted Period”). Following the Preferred Stock Restricted Period, the Preferred Stock may not be sold or transferred without the prior written consent of the Issuer (which consent will not be unreasonably withheld or delayed). The Investor has also agreed to restrictions on its ability to dispose of the Common Stock issued upon conversion of the Preferred Stock until the earlier to occur of (1) the 12-month anniversary of consummation of the Spin-Off or (2) the 24-month anniversary of May 7, 2020. These restrictions do not apply to, among other exceptions, certain transfers to one or more permitted co-investors or transfers or pledges of the Preferred Stock or Common Stock pursuant to the terms of specified margin loans to be entered into by the Investor as well as transfers effected pursuant to a merger, consolidation or similar transaction consummated by the Issuer and transfers that are approved by the Issuer’s board of directors.

Board Representation

Pursuant to the Investment Agreement, the Issuer has agreed to increase the size of its board of directors to ten directors in connection with the issuance of Series A Preferred Stock and to elect one individual designated by the Apax Funds (the “Apax Designee”) to the board of directors for a term expiring at the 2020 annual meeting of the Issuer’s stockholders. At the 2020 annual meeting of the Issuer’s stockholders, the Issuer will nominate the Apax Designee for election as a director with a term expiring at the subsequent annual meeting of the Issuer’s stockholders. Upon the issuance of the Series B Preferred Stock, the Issuer has agreed to increase the size of its board (if necessary) and cause another individual that is mutually agreed between the Apax Funds and the Issuer, and who is confirmed by the Corporate Governance and Nominating Committee of the Issuer’s board of directors to qualify as an “Independent Director” as defined in such committee’s charter, to be elected to the board of directors no later than 90 days following the issuance of the Series B Preferred Stock (the “Independent Designee”).

So long as the Investor beneficially owns shares of Preferred Stock and/or shares of Common Stock issued upon conversion of shares of Preferred Stock that represent, in the aggregate and on an as-converted basis, at least 75% of the shares of Common Stock (on an as-converted basis) originally issued at the time of closing of the issuance of the Series A Preferred Stock or the Series B Preferred Stock, as applicable, then the Investor will continue to have the right to designate the Apax Designee and to agree with the Issuer regarding the Independent Designee. So long as the Investor beneficially owns shares of Preferred Stock and/or shares of Common Stock issued upon conversion of the shares of Preferred Stock that represent, in the aggregate and on an as-converted basis, at least 66 2/3% of the shares of Common Stock (on an as-converted basis) originally issued at the time of closing of the issuance of the Series A Preferred Stock or the Series B Preferred Stock, as applicable, then the Investor will continue to have the right to designate the Apax Designee.

Preemptive Rights

Under the Investment Agreement, so long as the Investor beneficially owns shares of (1) each series of Preferred Stock that represent at least 66 2/3% of the shares of Preferred Stock of such series originally issued at the time of closing of the issuance of the Series A Preferred Stock or the Series B Preferred Stock, as applicable, or (2) if as a result of a Mandatory Conversion such threshold is not met, Common Stock that represents at least 66 2/3% of the shares issuable upon conversion of the Preferred Stock on the Applicable Closing Date, subject to customary exceptions, the Issuer is required to give the Investor notice of any proposed issuance by the Issuer of any shares of Common Stock or preferred stock, or any shares convertible into or exchangeable for such shares, no less than five business days prior to the proposed date of issuance. The Investor is then entitled to purchase up to its pro rata share of the securities the Issuer proposes to issue, at the same price and on the same terms as those disclosed in the notice.

Standstill Restrictions

The Investor will be subject to certain standstill restrictions, including that its affiliates will be restricted from acquiring additional securities of the Issuer, until the later of (1) 90 days following the date no Apax Designees serve on the Issuer’s board of directors and the Investor has no rights (or has irrevocably waived its rights) to designate directors for election to the Issuer’s board and (2) the 24-month anniversary of the latest Applicable Closing Date.

Registration Rights

The Investor will have certain customary registration rights with respect to the Common Stock issuable upon conversion of the Preferred Stock pursuant to the terms of a Registration Rights Agreement dated May 7, 2020 by and between the Issuer and the Investor.

The foregoing description of the terms of the Preferred Stock, the Investment Agreement, the Certificate of Designation and the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement and the exhibits thereto, which is attached hereto as Exhibit 3, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of May 18, 2020 among the Reporting Persons.

Exhibit 2	Directors and Executive Officers of Reporting Persons.

Exhibit 3	Investment Agreement dated December 4, 2019 by and between Valor Parent LP and Verint Systems Inc. This agreement is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on December 5, 2019.

Exhibit 4	Certificate of Designation of Series A Preferred Stock. This agreement is incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 7, 2020.

Exhibit 5	Registration Rights Agreement, dated May 7, 2020 by and between Valor Parent LP and Verint Systems Inc. This agreement is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 7, 2020.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2020

Valor Parent LP

By: Valor GP LLC
Its: General Partner

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

Valor GP LLC

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

Valor Topco Limited

By:	/s/ Mark Babbe
Name:	Mark Babbe
Title:	Director

Apax X GP Co. Limited

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

By:	/s/ Trina Le Noury
Name:	Trina Le Noury
Title:	Director

Apax Guernsey (Holdco) PCC Limited acting in respect of its Apax X Cell

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director